FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a–16 OR 15d–16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2011

Commission File Number: 001-33178

MELCO CROWN ENTERTAINMENT LIMITED

36th Floor, The Centrium

60 Wyndham Street

Central

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20–F or Form 40–F.

Form 20-F  ☑                     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

MELCO CROWN ENTERTAINMENT LIMITED

Form 6-K

This Report on Form 6-K and the documents attached hereto as exhibits are hereby incorporated by reference into the Registration Statement on Form F-3 (File no. 333-178215) of Melco Crown Entertainment Limited (the “Registrant”) originally filed on November 29, 2011, as amended.

The Registrant is filing material contracts not previously filed.

Signature

Exhibit 1.1 - Sponsors’ Agreement

Exhibit 1.2 - Undertaking and Indemnity Agreement

Exhibit 1.3 - Sale and Repurchase Agreement

Exhibit 1.4 - Securities Lending Agreement

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MELCO CROWN ENTERTAINMENT LIMITED

By:	/s/ Geoffrey Davis
	Name:	Geoffrey Davis, CFA
	Title:	Chief Financial Officer

Date: December 6, 2011